Filed by The Shyft Group, Inc.

(Commission File No.: 001-33582)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: The Shyft Group, Inc.

(Commission File No.: 001-33582)

On April 24, 2025, The Shyft Group, Inc. (“Shyft”) made the following investor presentation available to investors in connection with Shyft’s financial results for the quarter ended March 31, 2025, which includes supplemental information regarding its proposed merger with an indirect, wholly owned subsidiary of Aebi Schmidt Holding AG (“Aebi Schmidt”):

© THE SHYFT GROUP, INC. | Proprietary & Confidential First Quarter 2025 Earnings Conference Call April 24, 2025

Forward - Looking Statements 2 © THE SHYFT GROUP, INC. | Proprietary & Confidential Certain statements in this presentation are forward - looking statements. In some cases, Shyft has identified forward - looking statements by such words or phrases as "will likely result," "is confident that," "expect," "expects," "should," "could," "may," "will continue to," "believe," "believes," "anticipates," "predicts," "forecasts," "estimates," "projects," "potential," "intends" or similar expressions identifying "forward - looking statements", including the negative of those words and phrases. Such forward - looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward - looking statements may include projections of Shyft's future financial performance, Shyft's anticipated growth strategies and anticipated trends in Shyft's business. These statements are only predictions based on management's current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward - looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft's, Aebi Schmidt's and, following the completion of the proposed transaction, the combined company's business. Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements include, among others, the non - satisfaction or non - waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long - term value of the combined company's common stock; and the diversion of Shyft's and Aebi Schmidt's management's time on transaction - related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, are more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the fo rwa rd - looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward - looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward - looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward - looking statements after the date of this press release to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events. Additional information concerning these and other factors that may impact Shyft's and Aebi Schmidt's expectations and projections can be found in Shyft's periodic filings with the SEC, including Shyft's Annual Report on Form 10 - K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10 - Q and Current Reports on Form 8 - K. Shyft's SEC filings are available publicly on the SEC's website at www.sec.gov .

No offer or solicitation 3 © THE SHYFT GROUP, INC. | Proprietary & Confidential This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made in the United States absent registration under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements . Participants in the Solicitation Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction . Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, are set forth in the combined proxy statement/prospectus and other relevant materials filed with the SEC . Information regarding the directors and executive officers of Shyft is contained in the sections entitled "Election of Directors" and "Ownership of Securities" included in Shyft's proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31 , 2025 (and which is available at sec . gov/Archives/edgar/data/ 743238 / 000114036125011166 /ny 20039255 x 1 _def 14 a . htm ) and in the section entitled "Directors, Executive Officers, and Corporate Governance" included in Shyft's Annual Report on Form 10 - K for the year ended December 31 , 2024 , which was filed with the SEC on February 20 , 2025 (and which is available at https : //www . sec . gov/ix?doc=/Archives/edgar/data/ 0000743238 / 000143774925004501 /shyf 20241231 c_ 10 k . htm ), and certain of its Current Reports filed on Form 8 - K . These documents can be obtained free of charge from the sources indicated below . Additional information and where to find it Aebi Schmidt has filed a registration statement on Form S - 4 with the SEC in connection with the proposed transaction. The Form S - 4 contains a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft prepared and filed the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S - 4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC's web site at www.sec.gov . Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft's investor relations website at https://theshyftgroup.com/investor - relations/ .

© THE SHYFT GROUP, INC. | Proprietary & Confidential 1Q 2025 Highlights <2.0x Net Leverage Ratio $205M 3% increase YoY Sales Strong start to the year with continued balance sheet strength $12M 6% of Sales Adjusted EBITDA $335M 7% improvement vs. YE 2024 Backlog 1 4 x Blue Arc sales of $26.3M x Shyft adjusted EBITDA margins doubled YoY  FVS margins improved to 3.8%, +2.9 pts YoY  SV maintained high teens margins at 17% x Strong service body order intake x Balance sheet remains strong and well positioned to support growth 1.) Consolidated backlog as of March 31, 2025 does not reflect Blue Arc order activity

© THE SHYFT GROUP, INC. | Proprietary & Confidential Team drove customer interest for our industry leading products Customer Centricity at NTEA Work Truck Week Show 5 • Strong customer engagement across the full portfolio • Expanded customer and fleet opportunities with key partners • Customer - driven innovation on display • Debuted Trademaster Service Body and Marketplace Dry Freight Truck • Showcased truck body innovation and design • 50th Anniversary milestone • Celebrated legacy of innovation OPERATING FRAMEWORK

© THE SHYFT GROUP, INC. | Proprietary & Confidential First Quarter 2025 Financial Review and 2025 Outlook

($1 . 4) ($4 . 7) 1Q24 1Q25 Shyft Financial Summary – 1Q25 E P S ($0 . 04) $197 . 9 $204 . 6 1Q24 1Q25 +3% Increase Reported Financials ($ millions, except EPS) Adjusted Financials ($ millions, except EPS, & % of Sales) Sales Net Income and EPS ($0 . 14) Adjusted EBITDA $6 . 1 $12 . 3 1Q24 1Q25 ($1 . 4) $2 . 4 1Q24 1Q25 ($0.04) Adjusted Net Income $0 . 07 6 . 0% 3.1% Adj EPS Improved sales and adjusted EBITDA margin ahead of expectations Meaningful Improve ment Improved Results +2.9 pts Increase 7 © THE SHYFT GROUP, INC. | Proprietary & Confidential

Segment Results Summary – 1Q25 $107 . 8 $96 . 1 1Q24 1Q25 $3 . 6 1Q24 1Q25 $0.9 0 . 9% $90 . 1 $82 . 2 Sales ($ millions) Adjusted EBITDA ($ millions and % of Sales) F V S S V $17 . 0 $14 . 3 1Q24 1Q25 1Q24 1Q25 (11%) Decrease (9%) Decrease (1.5 Pts) Decrease 18 . 8% 17 . 3% Operational focus drove improvement in FVS margins and continued high - teens SV margins; Well positioned for market recovery 3.8% 2.9 Pts Improvemen 8 © THE SHYFT GROUP, INC. | Proprietary & Confidential t

2025 Full-Year Outlook

Sales	**$870 to $970M** *+17% YoY at midpoint*	• Assumes modest market recovery weighted toward the second half of the year for parcel and motorhome • Sales growth led by demand for infrastructure related products
Adjusted EBITDA	**$62 to $72M** *+37% YoY at midpoint*	• Reflects positive financial impact of Blue Arc production ramp • Continue to invest in growth initiatives while tightly managing cost
Adjusted EPS	**$0.69 to $0.92** *+83% YoY at midpoint*	• EPS assumes share count of ~35M shares • Effective tax rate of 20%
Free Cash Flow	**$25 to $30M** *+67% YoY at midpoint*	• Capital expenditure outlook of $15M • Continued focus on working capital reduction

Laser focused on delivering profitable growth and free cash flow year-over-year

© THE SHYFT GROUP, INC. | Proprietary & Confidential

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© THE SHYFT GROUP, INC. | Proprietary & Confidential Transaction Update

Combination Creates Leading Specialty Vehicles Company Positioned to Drive Outsized Growth

MergeCo

2025E Pro Forma (1)(2)(3)

~$2.2B
Revenue(2)

~75% Revenue North America,
~25% Revenue Europe & ROW

~$214M
Adjusted EBITDA(3)
~10% margin

SHYFT GROUP
48%
Ownership

aebi schmidt group
52%
Ownership

- **Scaled-up global specialty vehicles leader focused on attractive North American market,** with a strong European presence
- **Expanded portfolio, shared innovation, and deep relationships strengthen solutions** for combined customer base and drive competitive growth
- **Annual run-rate synergies of $25M – $30M by year 2** from cost optimization, operational efficiencies, cross-selling, and geographic expansion
- **Strong financial profile and cash flow generation** supports ability to outperform market to deliver profitable growth
- **Additional value driven by growth strategy** focused on organic investments, portfolio optimization, and M&A
- **Highly experienced management team with proven track record** of operational excellence and M&A integration

Strategic vision to generate longer-term pro forma combined revenue of $3bn+ with mid-teens EBITDA margin

Source: Company information; Aebi Schmidt financials presented on a Swiss GAAP FER basis; Financials converted to USD using a EUR / USD exchange rate of 1.05 (as of 12/13/24)
1. 2025E figures based on Shyft Management Strategic Plan and Aebi Schmidt Management Strategic Plan as of 12/13/2024
2. Includes $50M of near-term annual run-rate revenue synergies
3. Adjusted EBITDA adjusted to exclude stock-based compensation expense; Includes total annual run-rate synergies comprised of $20M to $25M cost synergies and an additional $5M adjusted EBITDA opportunity from near-term revenue synergies

© THE SHYFT GROUP, INC. | Proprietary & Confidential
11

On Track With Milestones Related to Proposed Merger Closing Transaction expected to close by mid - 2025 + x 12 © THE SHYFT GROUP, INC. | Proprietary & Confidential x x Note: Supplemental investor materials can be found at: www.aspecialtyvehiclesleader.com x Combined company to be named “Aebi Schmidt Group” and expected new ticker symbol “AEBI” to be listed in the U.S. on the Nasdaq Successful syndication of the $600M credit facility with oversubscription Pending SEC review of preliminary S - 4 filed on April 4, 2025 All other contemplated US and ex - US regulatory clearances obtained Preparing to unlock full value creation of the combination

Thank you. © THE SHYFT GROUP, INC. | Proprietary & Confidential

Q&A Session © THE SHYFT GROUP, INC. | Proprietary & Confidential © THE SHYFT GROUP, INC. | Proprietary & Confidential

A p p en d ix © THE SHYFT GROUP, INC. | Proprietary & Confidential

This presentation presents Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), adjusted net income, adjusted earnings per share, and free cash flow, each of which is a non - GAAP financial measure . We define Adjusted EBITDA as income before interest, income taxes, depreciation and amortization, as adjusted to eliminate the impact of restructuring charges, transaction related expenses and adjustments, non - cash stock - based compensation expenses, and other gains and losses not reflective of our ongoing operations . We present the non - GAAP measure Adjusted EBITDA because we consider it to be an important supplemental measure of our performance . The presentation of Adjusted EBITDA enables investors to better understand our operations by removing items that we believe are not representative of our continuing operations and may distort our longer - term operating trends . We believe this measure to be useful to improve the comparability of our results from period to period and with our competitors, as well as to show ongoing results from operations distinct from items that are infrequent or not indicative of our continuing operating performance . We believe that presenting this non - GAAP measure is useful to investors because it permits investors to view performance using the same tools that management uses to budget, make operating and strategic decisions, and evaluate our historical performance . Our management uses Adjusted EBITDA to evaluate the performance of and allocate resources to our segments . Adjusted EBITDA is also used, along with other financial and non - financial measures, for purposes of determining annual incentive compensation for our management team and long - term incentive compensation for certain members of our management team . We define free cash flow as net cash provided by (used in) operating activities less purchases of property, plant and equipment and add proceeds from sale of property, plant and equipment . We believe this measure of free cash flow provides management and investors further useful information on cash generation or use in our operations . The Company does not provide reconciliations of forward - looking non - GAAP financial measures, such as adjusted EPS, adjusted EBITDA, and free cash flow, to the most comparable GAAP financial measures on a forward - looking basis because the Company is unable to provide a meaningful or accurate calculation or estimation of reconciling items, and the information is not available without unreasonable effort . This is due to the inherent difficulty of forecasting the timing and amount of certain items, such as, but not limited to, transaction and compensation costs related to the proposed transaction with Aebi Schmidt, and other non - routine costs . Each of such adjustments has not yet occurred, are out of the Company's control and/or cannot be reasonably predicted . For the same reasons, the Company is unable to address the probable significance of the unavailable information . We believe that the presentation of these non - GAAP measures, when considered together with the corresponding GAAP financial measures and the reconciliations to that measure, provides investors with additional understanding of the factors and trends affecting our business than could be obtained in the absence of this disclosure . © THE SHYFT GROUP, INC. | Proprietary & Confidential 16 Reconciliation of Non - GAAP Financial Measures

The Shyft Group, Inc. The Shyft Group, Inc. and Subsidiaries Consolidated Financial Summary (Non - GAAP) (In thousands, except per share data) (Unaudited) Three Months Ended March 31, 2025 % of 2024 % of ( 2.4%) $ (4,669) ( 0.7%) $ (1,436) Net loss Add (subtract): 52 356 Restructuring and other related charges - 2,231 Transaction related expenses and adjustments 1,474 2,313 Non - cash stock - based compensation expense 1,850 - Legacy legal matters 110 - CEO transition (258) (1,033) Tax effect of adjustments ( 0.7%) $ (1,441) 1.2% $ 2,431 Adjusted net income (loss) ( 2.4%) $ (4,669) ( 0.2%) $ (1,436) Net loss Add (subtract): 4,435 5,502 Depreciation and amortization 783 654 Income tax expense 2,053 2,661 Interest expense 1.3% $ 2,602 3.6% $ 7,381 EBITDA Add: 52 356 Restructuring and other related charges - 2,231 Transaction related expenses and adjustments 1,474 2,313 Non - cash stock - based compensation expense 1,850 - Legacy legal matters CEO transition Adjusted EBITDA - $ 12,281 6.0% 110 $ 6,088 3.1% $ (0.14) $ (0.04) Diluted net loss per share Add (subtract): - 0.01 Restructuring and other related charges - 0.06 Transaction related expenses and adjustments 0.05 0.07 Non - cash stock - based compensation expense 0.05 - Legacy legal matters - - CEO transition - (0.03) Tax effect of adjustments $ (0.04) $ 0.07 Adjusted diluted net earnings (loss) per share Reconciliation of Non - GAAP Financial Measures The Shyft Group, Inc. and Subsidiaries Consolidated Financial Summary (Non - GAAP) (In thousands) (Unaudited) Three Months Ended March 31, The Shyft Group, Inc. 2025 2024 ( 3,95 7 ) $ ( 4,51 9 ) $ Net cash used in operating activities (5,719) (4,984) Purchases of property, plant and equipment 75 20 Proceeds from sale of property, plant and equipment (9 , 60 1 ) $ (9 , 483 ) $ Free cash flow © THE SHYFT GROUP, INC. | Proprietary & Confidential 17

Thank you. © THE SHYFT GROUP, INC. | Proprietary & Confidential

No offer or solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (“Securities Act”), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Participants in the Solicitation

Shyft, Aebi Schmidt and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the Securities and Exchange Commission (“SEC”), be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests in the transaction, by security holdings or otherwise, are set forth in the combined proxy statement/prospectus and other relevant materials filed with the SEC. Information regarding the directors and executive officers of Shyft is contained in the sections entitled “Election of Directors” and “Ownership of Securities” included in Shyft’s proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 31, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000114036125011166/ny20039255x1_def14a.htm) and in the section entitled “Directors, Executive Officers and Corporate Governance” included in Shyft’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 20, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000743238/000143774925004501/shyf20241231c_10k.htm), and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated below.

Additional information and where to find it

Aebi Schmidt filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The Form S-4 contains a combined proxy statement/prospectus of Shyft and Aebi Schmidt. Aebi Schmidt and Shyft prepared and filed the combined proxy statement/prospectus with the SEC and Shyft will mail the combined proxy statement/prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents that may be filed with the SEC in connection with the proposed transaction. INVESTORS SHOULD READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS AND SUCH DOCUMENTS, BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE PROPOSED TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Form S-4, the combined proxy statement/prospectus and all other documents filed with the SEC in connection with the transaction will be available when filed free of charge on the SEC’s web site at www.sec.gov. Copies of documents filed with the SEC by Shyft will be made available free of charge on Shyft’s investor relations website at https://theshyftgroup.com/investor-relations/.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. In some cases, Shyft has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expect,” “expects,” “should,” “could,” “may,” “will continue to,” “believe,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements”, including the negative of those words and phrases. Such forward-looking statements are based on management’s current views and assumptions regarding future events, future business conditions and the outlook for Shyft based on currently available information. These forward-looking statements may include projections of Shyft’s future financial performance, Shyft’s anticipated growth strategies and anticipated trends in Shyft’s business. These statements are only predictions based on management’s current expectations and projections about future events. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement and may include statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and anticipated growth strategies and anticipated trends in Shyft’s, Aebi Schmidt’s and, following the completion of the proposed transaction, the combined company’s business.

Additional factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements include, among others, the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; the prohibition or delay of the consummation of the proposed transaction by a governmental entity; the risk that the proposed transaction may not be completed in the expected time frame; unexpected costs, charges or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integration; the ability of the combined company to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of the combined company; inability to retain and hire key personnel; negative changes in the relationships with major customers and suppliers that adversely affect revenues and profits; disruptions to existing business operations; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; risks related to ownership of Aebi Schmidt common stock; uncertainty as to the long-term value of the combined company’s common stock; and the diversion of Shyft’s and Aebi Schmidt’s management’s time on transaction-related matters. These risks, as well as other risks associated with the businesses of Shyft and Aebi Schmidt, are more fully discussed in the combined proxy statement/prospectus. Although management believes the expectations reflected in the forward-looking statements are reasonable, Shyft cannot guarantee future results, level of activity, performance or achievements. Moreover, neither management, Shyft nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Shyft wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Shyft is under no duty to and specifically declines to undertake any obligation to publicly revise or update any of these forward-looking statements after the date of this communication to conform its prior statements to actual results, revised expectations or to reflect the occurrence of anticipated or unanticipated events.

Additional information concerning these and other factors that may impact Shyft’s and Aebi Schmidt’s expectations and projections can be found in Shyft’s periodic filings with the SEC, including Shyft’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Shyft’s SEC filings are available publicly on the SEC’s website at www.sec.gov.